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================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          DATALINK SYSTEMS CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  23804 A 10 7
                                 --------------
                                 (CUSIP Number)

        Michael Lyall, 830 Third Avenue, Fourth Floor, New York, NY 10022
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 22, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following page(s))
                               Page 1 of 11 Pages

                      The Exhibit Index appears on Page 10
================================================================================

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 23804 A 10 7                                        Page 2 of 11 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         COMMONWEALTH ASSOCIATES    13-3467952
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |         N/A
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         NEW YORK
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |      1,000,000
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       5,342,840
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         5,342,840
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         21.9%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 23804 A 10 7                                        Page 3 of 11 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         COMMONWEALTH MANAGEMENT CO., INC.   13-3468747
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |         N/A
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         NEW YORK
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |      1,000,000
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       5,342,840
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         5,342,840
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         21.9%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No. 23804 A 10 7                                        Page 4 of 11 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
 1  |  NAME OF REPORTING PERSON
    |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |         MICHAEL S. FALK
--------------------------------------------------------------------------------
 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
    |                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  |  SEC USE ONLY
--------------------------------------------------------------------------------
 4  |  SOURCE OF FUNDS*
    |         00
--------------------------------------------------------------------------------
 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    |  PURSUANT TO ITEMS (2)(d) OR 2(e)                             [ ]
    |
--------------------------------------------------------------------------------
 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |         USA
--------------------------------------------------------------------------------
                |  7  |   SOLE VOTING POWER
   NUMBER OF    |     |
                |     |
    SHARES      |     |      400,000
                ----------------------------------------------------------------
 BENEFICIALLY   |  8  |   SHARED VOTING POWER
                |     |
   OWNED BY     |     |
                |     |      1,000,000
      EACH      ----------------------------------------------------------------
                |  9  |   SOLE DISPOSITIVE POWER
   REPORTING    |     |
                |     |
    PERSON      |     |       2,207,673
                ----------------------------------------------------------------
     WITH       | 10  |   SHARED DISPOSITIVE POWER
                |     |
                |     |       5,342,840
--------------------------------------------------------------------------------
11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |         7,550,513
--------------------------------------------------------------------------------
12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    |  CERTAIN SHARES*
    |
--------------------------------------------------------------------------------
13  |  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |         28.2%
--------------------------------------------------------------------------------
14  |  TYPE OF REPORTING PERSON*
    |
    |         IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Datalink Systems Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive office is 1735 Technology Drive, Suite 790, San Jose, CA 95110.

          The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants (the "Agent's Warrants") issued to Commonwealth to purchase 8,243,826 shares of Common Stock, subject to adjustment in certain instances, at an exercise price of $.375 per share, and (ii) upon conversion of the shares of the Company's Series A Convertible Preferred stock, par value $.001 per share (the "Series A Preferred Stock"), initially at a conversion rate of ten shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain instances.

Item 2.   Identity and Background.

          This statement is filed jointly by Commonwealth Associates ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Management Company, Inc., the corporate general partner of Commonwealth (the "General Partner") and Michael S. Falk (the "Reporting Persons"). Mr Falk is the Chairman and controlling equity owner of the General Partner. The business address for the Reporting Persons is 830 Third Avenue, 4th Floor, New York, New York 10022. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Commonwealth acquired the Agent's Warrants on November 5, 1997 in connection with a private placement (the "Private Placement") of Units (the "Units") of the Company, pursuant to which Commonwealth acted as placement agent, each Unit consisting of 40,000 shares of Series A Preferred Stock and 200,000 warrants (the "Warrants") to purchase the Company's Common Stock. The Warrants are exercisable at $.50 per share for a period commencing November 5, 1998 and expiring on November 5, 2002. The Agent's Warrants are exercisable at any time during the five-year period commencing November 5, 1997 and terminating on November 5, 2002 at an exercise price of $.375 per share. On January 22, 1998, Commonwealth distributed an aggregate of 3,900,986 Agent's Warrants to its officers and employees, including 1,807,673 Agent's Warrants which were distributed to Mr. Falk, 99,667 which were distributed to Robert Beuret, a director and minority owner of the General Partner, and 79,734 which were distributed to Joseph P. Wynne, an executive officer of the General Partner. Commonwealth disclaims beneficial

                              (Page 5 of 11 Pages)
          ownership of the Agent's Warrants held by Messrs. Beuret and Wynne and such individuals disclaim beneficial ownership of the securities beneficially owned by Commonwealth.

Item 4.   Purpose of Transaction.

          Not Applicable

          The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
          (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

          (a) Commonwealth is the beneficial owner of a total of 5,342,840 shares of Common Stock, representing approximately 21.9% of the issued and outstanding shares of Common Stock of the Company (which excludes the Agent's Warrants held by Messrs. Beuret and Wynne). The General Partner is the beneficial owner of Commonwealth's 5,342,840 shares of Common Stock. Mr. Falk is the beneficial owner of an aggregate of 7,550,513 shares of Common Stock, consisting of 400,000 shares of Common Stock which he has the right to acquire at any time upon conversion of the shares of Series A Preferred Stock held by him, 1,807,673 shares of Common Stock issuable upon exercise of Agent's Warrants owned directly by him and the 5,342,840 shares of Common Stock beneficially owned by Commonwealth, representing approximately 28.2% of the issued and outstanding shares of Common Stock of the Company. In his capacity as Chairman of the General Partner and controlling equity owner, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by the General Partner and Commonwealth and may be deemed to be the beneficial owner of such securities. The shares beneficially owned by Mr. Falk do not include shares of Common Stock issuable upon exercise of 200,000 Warrants issued to him in connection with his purchase of Units in the Private Placement, which Warrants are not exercisable within 60 days of the date hereof.

               The percentages of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 20,182,925 shares of Common Stock outstanding as of November 20, 1997, which does not include the 2,740,000 shares of Series A Preferred Stock outstanding, which are convertible into 27,400,000 shares of Common Stock. Holders of the Series A Preferred Stock vote together with holders of Common Stock on the basis of one vote for each share of Common Stock into which the Series A Preferred Stock is then convertible (currently, a ten-for-one basis). If the shares of Common Stock issuable upon conversion of the Series A Preferred Stock are included in the number of shares of Common Stock outstanding, Commonwealth, the General Partner and Mr. Falk

                              (Page 6 of 11 Pages)
               would beneficially own approximately 10.3%, 10.3% and 14.1%, respectively, of the issued and outstanding shares of Common Stock of the Company.

          (b)  Number of shares as to which each such person has:

               (i)  sole power to vote or to direct the vote:

                    Mr. Falk has the sole power to vote or to direct the vote of the 2,207,673 shares of Common Stock beneficially owned by him. On November 13, 1997, Commonwealth granted to Anthony LaPine, president of the Company, an irrevocable proxy (the "Proxy") previously filed as Exhibit 3 hereto, to vote the shares of Common Stock issuable upon exercise of the Agent's Warrants held by Commonwealth and its affiliates for a period of one year and, accordingly, Mr. Falk does not have the power to vote or to direct the vote of the 1,807,673 shares of Common Stock issuable upon exercise of the Agent's Warrants held by him during the term of the Proxy.

               (ii) shared power to vote or to direct the vote:

                    Commonwealth, the General Partner and Mr. Falk share the power to vote or direct the vote of the 1,000,000 shares of Common Stock beneficially owned by Commonwealth. Pursuant to the Proxy, neither Commonwealth, the General Partner or Mr. Falk has the power to vote or to direct the vote of the shares of Common Stock issuable upon exercise of the Agent's Warrants held by Commonwealth and its affiliates during the term of the Proxy.

              (iii) sole power to dispose or to direct the disposition of:

                    Mr. Falk has the sole power to dispose or to direct the disposition of the 2,207,673 shares of Common Stock beneficially owned by him.

               (iv) shared power to dispose of or to direct the disposition of:

                    Commonwealth, the General Partner and Mr. Falk share the power to dispose or direct the disposition of all of the 5,342,840 shares of Common Stock beneficially owned by Commonwealth.

          (c)  Inapplicable

          (d)  Inapplicable

          (e)  Inapplicable


                              (Page 7 of 11 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Under the terms of the Proxy, Commonwealth granted Anthony LaPine a one-year irrevocable proxy to vote the shares of Common Stock issuable upon exercise of the Agent's Warrants held by Commonwealth and its affiliates and any additional shares of Common Stock issued or issuable in respect of the Agent's Warrants during the term of the Proxy. The Proxy shall terminate prior to November 5, 1998 (i) upon the death or disability of Mr. LaPine, (ii) if Mr. LaPine is no longer serving as the Chairman or Chief Executive Officer of the Company, or
          (iii) if Commonwealth and its affiliates beneficially own less than 10% of the outstanding Common Stock of the Company.

Item 7.   Materials to be Filed as Exhibits.

          (1)* Agency Agreement dated as of September 24, 1997 and Amendment No. 1 thereto dated as of October 31, 1997 between Commonwealth and the Company.

          (2) Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997.

          (3)* Irrevocable Proxy dated as of November 13, 1997 between Commonwealth and Anthony LaPine.

          (4)* Subscription Agreement regarding purchase of the Company's Series A Preferred Stock.

          (5)* Warrant dated November 5, 1997 to purchase 8,243,826 shares of Common Stock issued to Commonwealth.

          (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

---------------------
*  Previously filed.

                              (Page 8 of 11 Pages)

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   February 28, 1998            Commonwealth Associates, a New York
         New York, New York              limited partnership

                                      By: Commonwealth Management Co., Inc., its
                                            general partner


                                      By: /s/ JOSEPH WYNNE
                                          ---------------------------------
                                          Joseph Wynne
                                          Chief Financial Officer


                                          /s/ MICHAEL S. FALK
Dated:   February 28, 1998                ---------------------------------
         New York, New York               Michael S. Falk



Dated:   February 28, 1998            Commonwealth Management Co., Inc.,
         New York, New York              a New York corporation

                                      By:  /s/ JOSEPH WYNNE
                                           --------------------------------
                                            Joseph Wynne
                                            Chief Financial Officer


                              (Page 9 of 11 Pages)



                                    EXHIBIT INDEX


Exhibit No.                                                                             Page
-----------                                                                             ----
 (1)*  Agency Agreement dated as of September 24, 1997 and
         Amendment No. 1 thereto dated as of October 31, 1997
         between Commonwealth and the Company............................................

(2)    Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997..............................

(3)*   Irrevocable Proxy dated as of November 13, 1997 between
         Commonwealth and Anthony LaPine.................................................

(4)*   Subscription Agreement regarding purchase of the Company's
         Series A Preferred Stock........................................................

(5)*   Warrant dated November 5, 1997 to purchase 8,243,826 shares of Common Stock issued to Commonwealth..........................................

(6)    Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1)
         under the Exchange Act.......................................................... 11

----------
*  Previously filed.

                               (Page 10 of 11 Pages)